September 17, 2025

Alfred Lim
Chief Executive Officer
EUDA Health Holdings Ltd
60 Kaki Bukit Place, #03-01
Eunos Techpark, Singapore 415979

       Re: EUDA Health Holdings Ltd
           Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2024 File No. 001-40678
Dear Alfred Lim:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20F/A filed September 11, 2025
Report of Independent Registered Public Accounting Firm, page F-1

1. We note your amended Form 20-F includes only the revised report of your independent registered public accounting firm without the corresponding financial
       statements. Please file an amended Form 20-F to include the entire Item 17, as required by Exchange Act Rule 12b-15. Note the amended filing is to be accompanied by all certifications, updated as appropriate and referring to the amendment, as well as an updated consent from your independent registered public accounting firm.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-
3355 if you have questions regarding comments on the financial statements and related matters.
 September 17, 2025
Page 2



                     Sincerely,

                     Division of Corporation Finance
                     Office of Industrial Applications and
                     Services